Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statements (Nos. 333-156539 and 333-181709) on Form S-3, and (Nos. 333-66923, 333-85419, 333-54982, 333-101796, 333-105994, 333-167015, 333-116697, 333-145291, 333-156538 and 333-181710) on Form S-8 of Depomed, Inc. (Depomed) of our report dated September 27, 2013, with respect to the statements of assets acquired and liabilities assumed by Depomed pursuant to an Asset Purchase Agreement dated July 29, 2013, of Lazanda (a Product Line of Archimedes Pharma Ltd.) as of December 31, 2012 and 2011 and related statements of net revenues and direct expenses for the years then ended which report appears in the Form 8-K/A of Depomed dated October 9, 2013.

/s/ KPMG LLP

Short Hills, New Jersey
October 9, 2013